MasTec, Inc.

800 S. Douglas Road, 12th Floor

Coral Gables, Florida 33134

(305) 599-1800

September 6, 2022

VIA EDGAR

Ms. Melanie Singh

Mr. Ruairi Regan

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549-7010

Re:	MasTec, Inc.

Registration Statement on Form S-4

Filed August 29, 2022

File No. 333-267128

Dear Ms. Singh and Mr. Regan,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MasTec, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 10:00 a.m., Washington, D.C. time, on September 8, 2022, or as soon thereafter as it is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, by calling Philip Richter at (212) 859-8763.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Philip Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763.

Very truly yours,

MasTec, Inc.

By:	/s/ George L. Pita
Name:	George L. Pita
Title:	Executive Vice President and Chief Financial Officer

cc:

Philip Richter, Fried, Frank, Harris, Shriver & Jacobson LLP

Joshua Wechsler, Fried, Frank, Harris, Shriver & Jacobson LLP

Maxwell Yim, Fried, Frank, Harris, Shriver & Jacobson LLP